Exhibit 99.50

99.50 Annual Report for the Fiscal Year Ended December 31, 2013

cipher PHARMACEUTICALS INC

2013 Annual Report

IN 10 YEARS WE HAVE ACCOMPLISHED A LOT

Cipher recently celebrated its 10-year anniversary as a public company.

During this period, the business has been transformed, from a development-stage company to a profitable, commercial specialty pharmaceutical company with 3 products on the market, 5 marketing partnerships, 5 separate revenue streams, a commercial footprint in Canada, and a strong and growing cash balance. 2013 was our best year to date, with sales of our most successful product, AbsoricaTM, driving substantial increases in revenue and profitability. We have our sights set on further growth, and are keenly focused on licensing in and/or acquiring new late-stage product candidates in 2014.

STRONG PRODUCT PORTFOLIO

	DIFFERENTIATION / BENEFIT	2013 HIGHLIGHTS
COMMERCIAL PRODUCTS		
ABSORICA™ / EPURIS® *Molecule:* Isotretinoin *Indication:* Severe acne *U.S. market size:* US$600 million *Canadian market size:* $15 million	Provides less variability in absorption under fed and fasted conditions, as compared to existing isotretinoin products that exhibit approximately 65% reduction in absorption under fasted conditions.	Absorica performed well in its first full year of promotion, achieving 17.4% market share by year end. Epuris was launched in June and achieved market share of 5.5% by year-end.
	WHAT'S NEXT? Our partner, Ranbaxy, is marketing Absorica as its flagship dermatology product in the U.S. market. In Canada, our dedicated sales force will continue promoting Epuris with the goal of increasing market share. We are also pursuing out-licensing opportunities for the product in other regions.	
LIPOFEN® *Molecule:* Fenofibrate *Indication:* Hyperlipidemia *U.S. market size:* US$1.6 billion	A unique dosage form providing enhanced absorption under high vs. low fat fed conditions.	During 2013, Lipofen prescriptions decreased by 5% but the product maintained its share of the total fibrate market.
	WHAT'S NEXT? Our partner, Kowa, will continue to promote Lipofen using its 250 person sales force.	
CONZIP® / DURELA® *Molecule:* Tramadol *Indication:* Moderate to moderately severe chronic pain *U.S. market size:* US$85 million *(extended-release only)* *Canadian market:* $26 million	In addition to once-daily dosing, the product has rapid absorption and consistent absorption under fed and fasted conditions, compared with other once-daily formulations.	ConZip product sales increased as U.S. physicians gained more experience with the product. Durela continued to demonstrate steady improvement, with a 176% growth in sales. Entered into a distribution and supply agreement with Tecnofarma International under which Cipher granted Tecnofarma the exclusive right to market, sell and distribute CIP –TRAMADOL ER in several jurisdictions in Latin America.
	WHAT'S NEXT? Continued revenue growth in North America with our existing partners. Registration of the product in jurisdictions in Latin America with initial sales coming in late 2014.	
NEW PRODUCTS		
BETESIL® PATCH *Molecule:* Betamethasone valerate *Indication:* Inflammatory skin conditions such as plaque psoriasis	The Betesil® Patch is applied once-daily to the affected region and may be cut to fit the particular size and shape of the psoriatic lesion reducing contact of the steroid with healthy areas of skin. The occlusive format provides a consistent distribution, delivery and absorption of the active ingredient and enhances the potency of the corticosteroid.	Ongoing discussions with Health Canada regarding a New Drug Submission.
	WHAT'S NEXT? Additional development work may be required prior to a New Drug Submission to Health Canada. Cipher is currently discussing the plans and parameters of this work with its partner, Institut Biochimique SA. Cipher has also begun preliminary preparation of the new drug submission.	

PORTFOLIO EXPANSION

Cipher is focused on expanding its product portfolio in 2014 and beyond. To help us accelerate this process, we plan to increase our business development resources, both internally and externally, in the first half of 2014. Priorities include:

- **Leveraging our proven clinical development and licensing capabilities to in-license late-stage assets for North America.**
- **Leveraging our established infrastructure in Canada to add products through product development and/or acquisitions.**

LETTER TO SHAREHOLDERS

Dear Shareholders:

Fiscal 2013 was another outstanding year for Cipher, underscored by significant growth in revenue, income, and cash flow.

The primary driver was strong performance from Absorica™, our acne product, which is marketed by Ranbaxy Laboratories Inc. (Ranbaxy) in the U.S. The product achieved higher-than-expected market penetration in its first full year of promotion. We also benefitted from 15% year-over-year growth in the overall isotretinoin market. In addition, based on Absorica’s strong sales performance, we achieved a one-time US$5 million (net) milestone late in the fourth quarter of 2013.

In September 2013, Ranbaxy received a Paragraph IV Certification Notice of filing from Watson Laboratories Inc. of an Abbreviated New Drug Application to the FDA for a generic version of Absorica. Ranbaxy and Cipher have filed a lawsuit against Watson and intend to vigorously defend Absorica’s intellectual property rights and pursue all available legal and regulatory pathways in defense of the product. This development has had no impact on current sales and marketing plans for the product, and Ranbaxy continues to invest significantly in Absorica.

Another key highlight of 2013 was the establishment of our Canadian commercial footprint and the launch in July of our acne product under the trademark Epuris® in Canada. Epuris prescription market share rose to 5.5% at year-end. Feedback from the Canadian dermatology community has been very encouraging, and we expect to build on this solid start during 2014.

In aggregate, the results from our other products were steady. During 2013, prescriptions of Lipofen® decreased slightly, however, the product maintained its share of the total U.S. fibrate market. Our marketing partner for Lipofen continues to promote the product in a second detail position. For our extended-release tramadol product, sales of ConZip® continued to increase steadily based partly on increased selling resources our marketing partner put in place at the start of 2013. In the fourth quarter, for example, the product achieved the highest quarterly sales since launch. In Canada, new sales of Durela® showed strong year-over-year growth. In 2013, we also out-licensed the Latin American distribution rights for tramadol to Tecnofarma International, and we have been working closely with their team to prepare regulatory submissions beginning in 2014, with Argentina and Chile likely to be the first countries.

Product achievements translated into record growth in our financial metrics in 2013 and set us up for continued growth in 2014 and beyond.

Total net revenue for 2013 was $27 million, an increase of 219% compared with $8.5 million in 2012. The year-over-year change mainly reflects the strong performance of Absorica in its first full year on the market. Absorica contributed $21.2 million of revenue in 2013, compared with $2.6 million in 2012, reflecting strong product sales and the achievement of a non-recurring, US$5.0 million milestone in the fourth quarter. Net income in 2013 grew to $25.0 million, or $1.02 per basic share, compared with $2.5 million, or $0.10 per basic share, in 2012. The increase in net income reflects the strong growth in revenue, the achievement of the one-time net sales milestone for Absorica, and the recognition of a deferred tax asset of $6.6 million. Excluding the impact of the milestone and the deferred tax asset, net income would have been $13.1 million, or $0.53 per basic share.

Our financial position remains very strong. At year-end, Cipher had no debt and cash and cash equivalents of $24.2 million, compared with $15.8 million at the end of 2012. Cipher’s 50% share of the US$10 million Absorica sales milestone was received in Q1 2014 and is therefore not reflected in the Company’s cash balance at year-end.

Looking ahead, we have several growth priorities for 2014: leverage our proven clinical development and licensing capabilities to in-license late-stage assets and expand our portfolio; gain traction with Epuris and use our established infrastructure in Canada to add products and increase critical mass; support our commercial partners to drive continued success with our currently marketed products; and, lastly, out-license our isotretinoin product in other jurisdictions.

With strong financial performance and a growing cash balance, we are in an excellent position to deliver continued growth. We look forward to updating you on our progress during the year.

Sincerely,

“Signed”

Larry Andrews
President and Chief Executive Officer

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

The following is a discussion and analysis of the operating results and financial position of Cipher Pharmaceuticals Inc. (“Cipher” or “the Company”) for the year ended December 31, 2013. This document should be read in conjunction with the audited financial statements and the accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Additional information about the Company, including the annual financial statements and Annual Information Form for the year ended December 31, 2013, is available on SEDAR at www.sedar.com.

The discussion and analysis within this MD&A are as of February 25, 2014.

Caution Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the Securities Act (Ontario) and other provincial securities law in Canada. These forward-looking statements include, among others, statements with respect to our objectives, goals and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may”, “will”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “expect”, “intend”, “forecast”, “objective”, “hope” and “continue” (or the negative thereof), and words and expressions of similar import, are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. We caution readers not to place undue reliance on these statements as a number of important factors, many of which are beyond our control, could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to; the applicability of patents and proprietary technology; possible patent litigation; approval of products in the Company’s pipeline; marketing of products; meeting projected drug development timelines and goals; product liability and insurance; dependence on strategic partnerships and licensees; concentration of the Company’s revenue; substantial competition and rapid technological change in the pharmaceutical industry; the publication of negative results of clinical trials of the Company’s products; the ability to access capital; the ability to attract and retain key personnel; changes in government regulation or regulatory approval processes; dependence on contract research organizations; third party reimbursement; the success of the Company’s strategic investments; the achievement of development goals and time frames; the possibility of shareholder dilution; market price volatility of securities; and the existence of significant shareholders.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When reviewing our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Additional information about factors that may cause actual results to differ materially from expectations, and about material factors or assumptions applied in making forward-looking statements, may be found in the “Risk Factors” section of our Annual Information Form and under “Business Risks” and elsewhere in the following Management’s Discussion and Analysis of Operating Results and Financial Position for the year ended December 31, 2013, and elsewhere in our filings with Canadian securities regulators. Except as required by Canadian securities law, we do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf; such statements speak only as of the date made. The forward-looking statements included herein are expressly qualified in their entirety by this cautionary language.

Overview

Cipher is a growing specialty pharmaceutical company with three commercial products and a fourth in development. Our product candidates are typically improved formulations of successful, currently marketed drugs. We in-license a product, manage the required clinical development and regulatory approval process, and either out-license it to a marketing partner, or, in Canada, we may market the product ourselves. For our current marketed products, we are responsible for supplying our partners with commercial product. Our core capabilities are in clinical and regulatory affairs, product licensing, supply chain management, and marketing and sales. Since the Company was founded in 2000, we have achieved final regulatory approval in the U.S. and Canada for all three of our original products and completed five marketing partnerships, generating growing licensing revenue.

Products

LIPOFEN® (CIP-FENOFIBRATE)

Lipofen is a novel patented formulation of the active ingredient fenofibrate, which is used in the treatment of hyperlipidemia, a cholesterol disorder. Hyperlipidemia is a condition characterized by high levels of low-density lipoprotein (“LDL”) cholesterol and/or triglycerides (a type of fat found in the blood). Fenofibrate is known to lower LDL cholesterol and triglycerides and increase high-density lipoproteins (“HDL”), known as “good cholesterol’’. Fibrates have proven to be superior in lowering triglycerides and raising HDL levels. Lipofen targets a large and growing market. According to IMS, the hyperlipidemia market in the U.S. exceeds US$11.7 billion and is made up of three primary groups of drugs: statins, fibrates and the prescription DHA/EPA (omega 3) market. The market for existing fenofibrate formulations in the U.S. exceeded US$1.6 billion during 2013, down from US$2.0 billion the previous year.

ABSORICA™/ EPURIS® (CIP-ISOTRETINOIN)

CIP-ISOTRETINOIN is an innovative formulation of the active ingredient isotretinoin, which is used in the treatment of severe acne. CIP-ISOTRETINOIN, which is based on the same oral Lidose® drug delivery system used with Lipofen, has been in-licensed from Galephar Pharmaceutical Research Inc. (“Galephar”). The Company’s marketing rights to this product include the Americas and a majority of the Pacific Rim. CIP-ISOTRETINOIN provides less variability in absorption under fed and fasted conditions, as compared to existing isotretinoin products that exhibit approximately 70% reduction in absorption under fasted conditions.

The product was launched by Cipher’s U.S. distribution partner Ranbaxy Laboratories Inc. (“Ranbaxy”) in Q4 2012 under the trade name Absorica. Cipher was issued a product patent (Patent Number 7,435,427) from the U.S. Patent and Trademark Office in the fourth quarter of 2008. A second product patent (Patent Number 8,367,102) was issued in the first quarter of 2013. The two patents are formulation related patents describing the product ingredients.

According to IMS, the U.S. isotretinoin market was US$0.6 billion in 2013, an increase of 32% over prior year, with prescriptions growing by 15% on a year-over-year basis.

CIP-ISOTRETINOIN was also approved by Health Canada in Q4 2012 under the trade name Epuris and Cipher launched the product in Canada in June 2013. According to IMS, the Canadian market for isotretinoin is $15 million.

CONZIP® / DURELA® (CIP-TRAMADOL ER)

CIP-TRAMADOL ER is a novel, biphasic, extended-release formulation of the active ingredient tramadol, which is used for the management of moderate to moderately severe pain. CIP-TRAMADOL ER uses oral controlled-release beads, a drug delivery technology licensed from Galephar. The novel formulation delivers rapid absorption, similar absorption under different dietary conditions, and 24-hour coverage, supporting ease-of-use for physicians and a high level of compliance among chronic pain sufferers.

The product was launched in the U.S. in September 2011 by Vertical Pharmaceuticals Inc. (“Vertical”) under the trade name ConZip. According to IMS, the U.S. market in 2013 for extended release formulations of tramadol exceeded US$85 million which represents 2.0% of the total tramadol immediate-release and extended-release prescription market.

The product was launched in Canada in March 2012 by Medical Futures Inc. (“Medical Futures”) under the trade name Durela. According to IMS, the Canadian market for extended-release tramadol was $26 million in 2013 (for the 12 month period ended June 30, 2013). Patents have been issued both in the U.S. and Canada for the product.

Growth Strategy

In addition to anticipated growth from our existing products and licensing agreements, led by Absorica, we have been focused on building a commercial sales and marketing presence in Canada and our lead product, Epuris, was launched in June 2013. This will be complemented by the Betesil Patch, should it receive Health Canada approval. In addition, Cipher plans to license in and/or acquire other products, with an emphasis on late-stage to commercial-stage product candidates in specialty markets for North America. Lastly, we plan to leverage our regulatory approvals in U.S. and Canada to pursue licensing agreements in other markets for our once-daily tramadol and isotretinoin products. In Q2 2013, we out-licensed CIP-TRAMADOL ER to Tecnofarma for 18 countries in Latin America.

Product Update

LIPOFEN® (CIP-FENOFIBRATE)

Lipofen is the first product from the Company’s pipeline to successfully receive U.S. Food and Drug Administration (“FDA”) approval. The primary target market for the product is the United States.

Cipher’s U.S. marketing and distribution partner for Lipofen is Kowa Pharmaceuticals America, Inc. (“Kowa”). The agreement with Kowa, which was executed in 2007, is for a period of ten years and they have the right to extend the term for two additional two-year periods.

Lipofen was launched in the U.S. market in late 2007 and prescriptions have grown as Kowa increased coverage of the primary care physicians in its targeted regions and expanded its sales force, which has grown to approximately 250 representatives. During 2013, Lipofen prescriptions decreased by 5% but continued to maintain a market share of 1.5% of the fibrate market.

ABSORICA™/ EPURIS® (CIP-ISOTRETINOIN)

Absorica

Absorica is marketed in the U.S. by Ranbaxy Laboratories Inc. (“Ranbaxy”), a wholly owned subsidiary of Ranbaxy Laboratories Limited, under a distribution and supply agreement which was completed in 2008. The agreement provided for various milestone payments and a royalty percentage in the mid-teens on net sales.

Absorica was released in the U.S. market in late November 2012. The product has performed well to date, achieving 17.4% market share by December 2013, based on total isotretinoin prescriptions (source: IMS). In Q4 2013, cumulative sales of Absorica reached a level which resulted in the achievement of a US$10 million milestone, of which the Company’s share is US$5 million. The milestone was received in Q1 2014.

The overall U.S. isotretinoin market also continues to show growth, with prescriptions increasing by 15% in 2013 and by 14% in Q4 2013 over the comparable period in the prior year (source: IMS). Total U.S. prescriptions increased from Q3 2013 to Q4 2013, which is consistent with historical seasonal patterns in the U.S. isotretinoin market.

In September 2013, Ranbaxy received a Paragraph IV Certification Notice of filing from Watson Laboratories, Inc. of an Abbreviated New Drug Application (“ANDA”) to the FDA for a generic version of Absorica. Ranbaxy and Cipher intend to vigorously defend Absorica’s intellectual property rights and pursue all available legal and regulatory pathways in defense of the product.

Absorica is currently protected by two issued patents listed in the FDA’s Approved Drug Products List (Orange Book), which expire in September 2021. There are four new product patent applications pending with the U.S. Patent and Trademark Office. In addition, when Absorica was approved by the FDA, Cipher was granted a three-year market exclusivity period, which expires in May 2015.

Cipher has been advised by Ranbaxy that this development has no impact on current sales and marketing plans for the product and that Ranbaxy plans to continue to invest significantly in Absorica.

Epuris

CIP-ISOTRETINOIN was approved by Health Canada in Q4 2012 under the trade name Epuris and launched by Cipher in June 2013. The Company has deployed a field sales force of six full-time representatives and one part-time representative. In the six-month period following launch of the product, Epuris has achieved market penetration of 5.5% and feedback from the Canadian dermatology community has been very encouraging.

CONZIP® / DURELA® (CIP-TRAMADOL ER)

ConZip

ConZip, the Company’s extended-release tramadol product for the treatment of moderate to moderately severe chronic pain in adults, received FDA approval in 2010. In Q2 2011, Cipher entered into a distribution and supply agreement with Vertical, a U.S.-based specialty pharmaceutical company. Cipher receives a royalty on net sales in the mid-teens and is eligible to receive future sales milestone payments of US$3.8 million, contingent upon the achievement of certain future net sales targets.

ConZip was launched by Vertical in September 2011 with a dedicated sales force of 60 representatives. Product sales increased during 2012 as U.S. physicians gained more experience with the product. During Q1 2013, Vertical expanded its sales force to 75 representatives. In late Q4 2013, Avista Capital Partners, a U.S.-based private equity firm, acquired a controlling equity interest in Vertical with plans to invest in additional selling resources, while maintaining current management. In Q4 2013, ConZip prescriptions grew by 3% compared to Q4 2012.

Durela

In Q3 2011, Cipher received Health Canada approval for Durela and completed a Canadian distribution and supply agreement with Medical Futures. Cipher receives a double-digit royalty on net sales and is eligible to receive future milestone payments contingent upon the achievement of cumulative net sales targets. Medical Futures launched the product in March 2012 with a dedicated sales force of 22 representatives. Following strong performance in Q3 2013, Durela continued to demonstrate steady improvement, with a 38% growth in sales during Q4 2013 compared to the preceding quarter.

New Products and Out-Licensing Activities

In Q3 2012, Cipher obtained exclusive license and distribution rights in Canada to market the Betesil Patch, a novel, patent-protected, self-adhesive medicated plaster for the treatment of inflammatory skin conditions such as plaque psoriasis. Based on initial feedback from Canadian dermatologists, the Betesil Patch is expected to provide distinct advantages over existing treatment options, particularly for patients who suffer from plaque psoriasis in hard to treat areas such as knees and elbows. The efficacy and safety of the Betesil Patch has been established in three successful phase III trials, and the product is currently marketed in several European countries. The Company believes additional development work may be required prior to a New Drug Submission to Health Canada. Cipher is currently discussing the plans and parameters of this work with its partner, Institut Biochimique SA.

Cipher is actively pursuing marketing partners for CIP-ISOTRETINOIN in other territories, including Latin America. In Q2 2013, Cipher announced that the Latin American distribution rights to CIP-TRAMADOL ER were granted to Tecnofarma International Ltd., a company based in Uruguay that operates in 18 Latin American countries. Following regulatory approval, Tecnofarma plans to launch the product in several jurisdictions, including Brazil and Mexico.

In addition, the Company is seeking other late-stage to commercial-stage product candidates in specialist driven niche markets to support its commercial marketing and sales presence in Canada.

Selected Annual Information

The following information has been prepared under International Financial Reporting Standards (“IFRS”) in Canadian dollars.

FINANCIAL INFORMATION (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

For the years ended December 31,

	2013	2012	2011
Total revenue	27,011	8,458	3,569
Income (loss)	24,967	2,544	(2,311)
Basic earnings (loss) per share	1.02	0.10	(0.10)
Diluted earnings (loss) per share	0.97	0.10	(0.10)
Total assets	55,550	21,955	14,659

Review of Operating Results

REVENUES (IN THOUSANDS OF DOLLARS)

For the years ended December 31,

	2013	2012	$ change in 2013	% change in 2013
Licensing revenue	26,596	8,458	18,138	214
Product revenue	415	0	415	nm

Total revenue in 2013 was $27.0 million compared to $8.5 million in 2012. Absorica was on the market for the full year in 2013 compared to only one month in 2012. In addition, the Company had product revenue from Epuris in Canada in 2013. The strong performance of Absorica in 2013, as well as the achievement of a non-recurring US$5 million milestone in Q4 2013, were the main contributors to the year-over-year growth in revenue.

In Q4 2013, total net revenue was $12.5 million compared to $2.9 million in the comparable period last year, with Absorica performance and the related milestone being the main contributors to this growth. Revenue from Absorica was $21.2 million in 2013 compared to $2.6 million in 2012.

Revenue for Lipofen in 2013 was $3.4 million, a decrease of $1.2 million or 35%, compared to 2012. Sales performance for Lipofen in 2013 was consistent with the prior year however results for 2012 included a US$1 million of non-recurring items.

Revenue from the Company’s extended-release tramadol product (ConZip and Durela) was $2.0 million in 2013, compared to $1.3 million in 2012.

RESEARCH AND DEVELOPMENT EXPENSE (IN THOUSANDS OF DOLLARS)

For the years ended December 31,

	2013	2012	$ change in 2013	% change in 2013
Research and development	1,389	1,517	(128)	(8)

Research and development (“R&D”) expense represents the cost of the Company’s drug development activities.

R&D expense during Q4 2013 was $0.4 million, a decrease of $0.1 million compared to Q4 2012. R&D expense for 2013 was $1.4 million, a decrease of $0.1 million compared to 2012.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE (“SG&A”) (IN THOUSANDS OF DOLLARS)

For the years ended December 31,

	2013	2012	$ change in 2013	% change in 2013
Selling, general & administrative	6,214	3,527	2,687	76

SG&A expense in Q4 2013 was $1.5 million, compared to $0.9 million in the fourth quarter of 2012. For the year ended December 31, 2013, SG&A expense was $6.2 million, an increase of $2.7 million, compared to 2012. The increase in SG&A in Q4 2013, and for the full year, primarily reflects the build out of the Company’s commercial organization in Canada to support the launch of Epuris and future products.

AMORTIZATION OF INTANGIBLE ASSETS (IN THOUSANDS OF DOLLARS)

For the years ended December 31,

	2013	2012	$ change in 2013	% change in 2013
Amortization of intangible assets	1,108	1,025	83	8

The Company began amortizing the intangible rights associated with CIP-TRAMADOL ER in Q3 2011, and for CIP-ISOTRETINOIN amortization began in Q1 2009. The increase in 2012 is a result of a full year of amortization related to CIP-TRAMADOL ER compared to a partial year in 2011.

Intangible assets have a finite life and are amortized using the straight-line method over their estimated period of useful life. Intangible assets are reviewed for impairment when events or other changes in circumstances indicate that the carrying amount of the assets may not be recoverable.INTEREST INCOME (IN THOUSANDS OF DOLLARS)

For the years ended December 31,

	2013	2012	$ change in 2013	% change in 2013
Interest income	253	155	98	63

Interest is earned on the Company’s cash and cash equivalents balance. The increase in interest income in 2013 compared to 2012 was a result of higher cash balances during the year and a slight improvement in interest rates available.

INCOME TAXES

At each balance sheet date, the Company assesses whether the realization of future tax benefits is sufficiently probable to recognize a deferred tax asset. This assessment requires the exercise of judgement, which includes a review of projected taxable income. For the first time, the Company has recognized a deferred tax asset on the balance sheet of $6.6 million, arising from accumulated losses carried forward from previous years, and a corresponding tax recovery on the statement of operations and comprehensive income. The Company has a history of two years of continuous profitability and now believes that it is probable that future taxable income will be available against which tax losses can be utilized. The overall deferred tax recovery of $11.6 million includes the recognition of the deferred tax asset previously noted and the utilization of losses to offset current tax.

The Company also has approximately $12.0 million of unrecognized deferred income tax assets, which have not been recognized in the financial statements. These assets consist of non-capital loss carry forwards, intangible assets and R&D expenditures which are available to reduce taxable income in future years. The Company also has approximately $3.6 million of investment tax credits on scientific research and experimental development expenditures which are available to be applied against federal taxes otherwise payable in future years.

EARNINGS PER SHARE

For the years ended December 31,

	2013	2012	$ change in 2013	% change in 2013
Income - in thousands of dollars	24,967	2,544	22,423	881
Basic earnings per share	1.02	0.10	0.92
Diluted earnings per share	0.97	0.10	0.87

Earnings per share is calculated using the weighted average number of shares outstanding. Diluted earnings per share is calculated taking into account dilutive instruments, such as options, that are outstanding.

Net income in Q4 2013 was $17.0 million, or $0.69 per basic share, compared to net income of $1.5 million, or $0.06 per basic share in Q4 2012. The increase in net income for the quarter was a result of strong performance by all of the Company’s products, particularly Absorica, as well as the achievement of the net sales milestone for Absorica and the recognition of a deferred tax asset of $6.6 million in the quarter.

For the year ended December 31, 2013, net income was $25.0 million, or $1.02 per basic share, compared with net income of $2.5 million, or $0.10 per basic share, in 2012. Excluding the impact of the non-recurring sales milestone and the deferred tax asset recognized in 2013, net income would have been $13.1 million, or $0.53 per basic share.

The weighted average number of shares outstanding for the year ended December 31, 2013 was 24,558,716.

Summary of Quarterly Results

QUARTERLY STATEMENTS OF INCOME (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

For the years ended December 31, 2013

	Q1	Q2	Q3	Q4	2013 Total
Licensing revenue	3,293	5,459	5,592	12,252	26,596
Product revenue	0	88	44	283	415
Cost of product sold	0	27	12	103	142
Research & development	308	341	388	332	1,389
Selling, general and administrative	1,262	1,901	1,660	1,391	6,214
Amortization of intangible assets	277	277	277	277	1,108
Interest income	55	60	64	74	253
Income before income taxes	1,501	3,061	3,363	10,486	18,411
Recovery of income taxes	0	0	0	6,556	6,556
Income	1,501	3,061	3,363	17,042	24,967
Basic earnings per share	0.06	0.13	0.14	0.69	1.02
Diluted earnings per share	0.06	0.12	0.13	0.66	0.97

For the year ended December 31, 2012

	Q1	Q2	Q3	Q4	2012 Total
Licensing revenue	1,811	1,629	2,118	2,900	8,458
Research & development	471	348	335	363	1,517
Operating, general and administrative	1,016	861	799	851	3,527
Amortization of intangible assets	225	245	277	278	1,025
Interest income	26	35	47	47	155
Income	125	210	754	1,455	2,544
Earnings per share (1)	0.01	0.01	0.03	0.06	0.10

(1) Due to rounding, earnings per share for individual quarters may not sum to earnings per share year to date

For the year ended December 31, 2011

	Q1	Q2	Q3	Q4	2011 Total
Licensing revenue	675	727	1,120	1,047	3,569
Research & development (2)	547	578	468	612	2,205
Operating, general and administrative	1,177	618	667	724	3,186
Amortization of intangible assets	59	60	234	225	578
Interest income	23	20	22	24	89
Loss	(1,085)	(509)	(227)	(490)	(2,311)
Loss per share	(0.05)	(0.02)	(0.01)	(0.02)	(0.10)

(2) Reported R&D expense for 2011 is net of provincial tax credits of $100 and reimbursements from Ranbaxy for R&D costs for CIP-ISOTRETINOIN of $1,717

The fluctuations in reported results for the last eight quarters resulted primarily from the following factors:

•                  Following the launch of Absorica in late Q4 2012, licensing revenue from Q1 2013 forward reflects the impact of the growing revenue stream from this product;

•                  In Q4 2013, a US$5 million milestone was earned based on the cumulative sales of Absorica; and

•                  In Q4 2013, the Company recognized a deferred tax asset that contributed $6.6 million to net income. This represents an EPS impact of $0.27 per basic share.

Liquidity and Capital Resources

As at December 31, 2013, the Company has cash and cash equivalents of $24.2 million, compared to $20.0 million as at September 30, 2013 and $15.8 million as at December 31, 2012. The Company expects that these funds, as well as revenues generated from licensing and distribution agreements (royalties and milestone payments), will be sufficient to fund current product development and operating costs.

The balance of accounts receivable was $22.5 million at December 31, 2013, compared to $3.2 million as at December 31, 2012. The increase is primarily due to the higher level of royalty revenue earned during Q4 2013 as well as the achievement of the US$10 million milestone during the quarter.

The balance of accounts payable and accrued liabilities was $12.4 million at December 31, 2013 compared to $2.8 million as at December 31, 2012. The increase is primarily due to a higher level of commercial activity during Q4 2013 as well as the amount that is payable to the Company’s commercial partner (Galephar) for their 50% share of the US$10 million milestone.

Deferred revenue relates to amounts received in advance of recognition as revenue. The balance of $4.4 million at December 31, 2013 relates to the up-front licensing payments and pre-commercialization milestone payments received by Cipher under the CIP-ISOTRETINOIN and CIP-TRAMADOL ER distribution and supply agreements, net of revenue recognized to date. The deferred revenue balance at December 31, 2012 was $6.7 million and the decrease in 2013 relates to revenue recognized during the year.

Future cash requirements will depend on a number of factors, including expenditures on R&D for product candidates, costs associated with maintaining regulatory approvals, the timing of payments received or made under licensing or other collaborative agreements, the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims and other intellectual property rights, defending against patent infringement claims, the acquisition of licenses for new products or technologies, the status of competitive products and the success of the Company in developing and maintaining markets for its products and services.

As at December 31, 2013 there are no capital lease contractual obligations. The only significant operating lease contractual obligation is the Company’s office location, which expires in May 2015.

Reduction of Stated Capital

On May 3, 2013, by way of a special resolution of the shareholders, the legal stated capital in the common shares of the Company was reduced by $71.2 million which represented the deficit of the Company as at December 31, 2012. The Company has reclassified the shareholders’ equity portion of the balance sheet with a reduction in deficit by $71.2 million and corresponding reductions of contributed surplus by $30.0 million and share capital by $41.2 million.

Share Capital

The Company is authorized to issue an unlimited number of preference shares, issuable in series, and an unlimited number of voting common shares. At December 31, 2013 the Company had 24,975,961 common shares issued and outstanding. Subsequent to year-end, 2,968 common shares were issued under the employee and director share purchase plan, bringing the total number of common shares issued and outstanding to 24,978,929 as of the date of this MD&A.

A total of 342,000 stock options were granted during 2013, with exercise prices of $2.88 and $7.00. During the year, 502,857 shares were issued as a result of the exercise of stock options and 38,510 shares were issued under the employee and director share purchase plan.

Share-based compensation expense in 2013 was $0.5 million, compared to $0.2 million in 2012, which reflects the impact of the increase in the Company’s share price on the options issued during 2013.

Critical Accounting Estimates

A summary of significant accounting policies is included in Note 3 of the Company’s 2013 audited financial statements. Critical accounting estimates require management to make certain judgments and estimates, which may differ from actual results. Accounting estimates are based on historical experience and other factors that management believes to be reasonable under the time frame and circumstances. Changes in management’s accounting estimates can have a material impact on the financial results of the Company. The Company’s critical accounting estimates are described below.

INTANGIBLE ASSETS

Management is required to estimate the recoverability of the Company’s intangible assets to assess if there has been an impairment. The accounting estimates and assumptions used to determine the recoverability of these intangible assets may differ from actual results. Changes in these estimates and assumptions can have a material impact on the intangible asset balance in the financial statements.

Revenue Recognition: Management evaluates the multiple elements and units of accounting which are included within certain licensing and distribution agreements. The recognition of revenue on up-front licensing payments and pre-commercialization amounts are over the estimated period that the Company maintains contractual obligations. The estimated periods are reviewed at least annually and are updated if expectations change as a result of licensing partner interactions, product commercial obsolescence or other factors. It is possible that these factors may cause significant changes in the Company’s recognition of revenue in the future.

INCOME TAXES

Management uses estimates when determining current and deferred income taxes. These estimates are used to determine the recoverability of tax loss carry forwards, research and development expenditures and investment tax credits.

Financial Instruments

CREDIT RISK EXPOSURE

The only financial instruments that potentially subject the Company to credit risk are accounts receivable. The collectability of accounts receivable is reviewed on a regular basis.

FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

The fair values of accounts receivable, accounts payable and accrued liabilities included in the balance sheets approximate their carrying amounts due to the relatively short period of maturity of the instruments.

HEDGING ACTIVITIES

The Company may enter into hedging activities to minimize transaction exposures and the resulting volatility in earnings. To mitigate exchange-rate risk, the Company may utilize foreign exchange forward contracts.

As of December 31, 2013, the Company had no outstanding foreign exchange forward contracts. While the Company may attempt to mitigate foreign exchange risk by engaging in foreign currency hedging activities using derivative financial instruments, it may not always be successful and it may not always be able to engage in hedging transactions in the future.

Business Risks

FINANCIAL

As at December 31, 2013, the Company had cash and cash equivalents of $24.2 million. The Company expects these funds will be sufficient to fund current product development and operating costs.

PATENT INFRINGEMENT

There has been substantial litigation in the pharmaceutical industry concerning the manufacture, use and sale of new products that are the subject of conflicting patent rights. Regardless of FDA approval, should anyone commence a lawsuit with respect to any alleged patent infringement by the Company, the uncertainties inherent in patent litigation make the outcome of such litigation difficult to predict.

While the Company’s products are patented and listed in the FDA Orange Book, the patents can be challenged and generic products can be approved under an Abbreviated New Drug Application (“ANDA”). In the United States, under the “Hatch-Waxman Act”, the FDA can approve an ANDA, for a generic version of a branded drug. In place of clinical studies, an ANDA applicant usually needs only to submit pharmacokinetic data demonstrating that its product has the same active ingredient(s) and is bioequivalent to the branded product. This is referred to as the ANDA process. The “Hatch-Waxman Act” requires an applicant for a drug that relies, at least in part, on the patent of a branded drug, to notify the sponsor of the branded drug of their application and potential infringement of a patent. Upon receipt of this notice, the sponsor of the branded drug has 45 days to bring a patent infringement suit in federal district court against the applicant seeking approval of a product covered by the patent. If such a suit is commenced and the ANDA was filed after the patent had been listed in the FDA Orange Book, then the FDA is generally prohibited from granting approval of the ANDA until the earliest of 30 months from the date the FDA accepted the application for filing, or the conclusion of litigation in the generic’s favour, or expiration of the patent. The approval or launch of generic versions of any of the Company’s products in any market could have an adverse effect on the Company’s future revenues.

Information related to the Paragraph IV filing by Watson laboratories, Inc. is included in a previous section of this MD&A.

CONCENTRATION OF REVENUE

A significant proportion of the Company’s revenue is currently derived from one customer. The loss of that source of revenue for any reason would have a significant impact on the future cash flow and the financial position of the Company.

PRODUCT

There has been substantial litigation in the pharmaceutical industry concerning the manufacture, use and sale of new products that are the subject of conflicting patent rights. Regardless of FDA approval, should anyone commence a lawsuit with respect to any alleged patent infringement by the Company, the uncertainties inherent in patent litigation make the outcome of such litigation difficult to predict.

DEPENDENCE ON STRATEGIC PARTNERSHIPS AND LICENSEES

The Company’s success depends, in large measure, on its ability to conclude in-licensing, development, manufacturing, marketing, and distribution agreements with other pharmaceutical companies. Factors that may affect the success of the Company’s collaborative efforts with pharmaceutical company partners include the following:

•                  The Company’s partners may be pursuing alternative technologies or developing alternative products, either on their own or in collaboration with others, that may be competitive with the products on which they are collaborating with the Company, which could affect their commitment to the Company’s product development efforts;

•                  The Company’s technology/manufacturing partners may not be able to adequately supply its products in commercial quantities, which would adversely affect revenues;

•                  Reductions in marketing or sales efforts or a discontinuation of marketing or sales of the Company’s products by its commercial partners may reduce future revenues, which are based on a percentage of net sales by these partners; and

•                  The collaboration agreements with the Company’s partners can be terminated by either party in the case of a material default in the terms of the agreements. Should one of these agreements be terminated, it could be difficult for the Company to attract new partners and it may adversely affect how the Company is perceived in the business and financial communities.

The development of pharmaceutical products is a process that requires large investments and can take years to complete. Projects can be abandoned along the way or regulatory authorities can refuse to approve new products. With respect to projects the Company initiates, the Company will attempt to minimize risk through the judicious selection of product candidates and by focusing on improving products that have already been marketed.

DEPENDENCE ON CROS

The Company’s contract research organization providers (“CROs”) depend on strict government regulation of the pharmaceutical research process, particularly in the U.S., where there has been a continuing trend towards increased regulation. Any changes in regulation, including a relaxation in regulatory requirements or the introduction of a simplified drug approval procedure, could materially and adversely affect the demand for the services offered by the Company. The failure by the Company or its CROs to comply with applicable regulations could result in the termination of ongoing research or the disqualification of data for submission to regulatory authorities. Furthermore, the issuance of a notice of filing by the FDA to either the Company or its suppliers based upon a material violation by the Company or its suppliers of Good Clinical Practice standards or Good Laboratory Practice standards could materially and adversely affect the Company.

The Company’s ability to complete its clinical trials is also dependent on the financial viability of its CROs as any discontinuation of a CRO’s business could delay or disrupt the completion of clinical trials.

REGULATION

The cost of complying with government regulation can be substantial. Government authorities in the United States, Canada and comparable authorities in foreign countries also regulate the research and development, manufacture, testing, and safety of pharmaceutical products, as well as the approval and commercialization of such products. The regulations applicable to the Company’s existing and future products may change. There can be long delays in obtaining required clearances from regulatory authorities in any country after applications are filed. Government agencies in the United States, Canada and other countries in which the Company intends to carry on business regulate pharmaceutical products intended for human use. Regulations require extensive clinical trials and other testing and government review and final approval before the Company can market its products.

Requirements for approval vary widely from country to country outside of the United States and Canada. Whether or not approved in the United States or Canada, regulatory authorities in other countries must approve a product prior to the commencement of marketing the product in those countries. The time required to obtain any such approval may be longer or shorter than in the United States and Canada.

Any failure or delay in obtaining regulatory approvals could adversely affect the market for any products the Company develops and therefore its business, results of operations, financial condition and cash flows.

Disclosure Controls and Procedures

Cipher’s management is responsible for establishing and maintaining disclosure controls and procedures to ensure that information required to be disclosed to satisfy the Company’s continuous disclosure obligations is recorded, processed, summarized and reported as required by applicable Canadian securities legislation. Management has carried out an evaluation of the effectiveness as of December 31, 2013 of the design and operation of the disclosure controls and procedures, as defined in National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, under the supervision and with the participation of the President and Chief Executive Officer (“CEO”), and the Chief Financial Officer (“CFO”). Based on this evaluation, the CEO and CFO concluded that the disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company to satisfy its continuous disclosure obligations and are effective in ensuring that information required to be disclosed in the reports that the Company files is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure. The Board of Directors has reviewed and approved the Company’s policy regarding corporate Disclosure Controls and Procedures. Management has certified that as at December 31, 2013 the design and operation of the disclosure controls and procedures continues to be effective.

Cipher’s management is responsible for designing and implementing internal controls over financial reporting to provide reasonable assurance regarding the reliability of the Company’s reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. As required under National Instrument 52-109, the Company, under the supervision and with the participation of the CEO and the CFO, has carried out a review of its internal controls over financial reporting. Based on this evaluation, the Company’s CEO and CFO concluded that the Company has designed and implemented such internal controls over financial reporting so as to provide reasonable assurance regarding the reliability of the Company’s reporting and the preparation of financial statements for external purposes and that there were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

Management’s Responsibility for Financial Reporting

The management of Cipher Pharmaceuticals Inc. is responsible for the preparation and presentation of the financial statements in accordance with generally accepted accounting principles. Financial statements are not precise since they include certain amounts based on estimates and judgments. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual filings and has ensured that it is consistent with the financial statements.

The Company’s accounting procedures and related systems of internal control are designed to provide reasonable assurance as to the reliability of the financial information and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board is assisted in exercising its responsibilities through the Audit Committee of the Board. The Audit Committee meets with management and auditors to satisfy itself that management’s responsibilities are properly discharged, to review the financial statements and to recommend approval of the financial statements to the Board.

The financial statements have been audited by PricewaterhouseCoopers LLP in accordance with generally accepted auditing standards on behalf of the shareholders. The external auditors have full and unrestricted access to the Audit Committee and management to discuss matters arising from their audit, which includes a review of accounting records and internal controls. Their report dated February 25, 2014 outlines the scope of their examination and opinion on the financial statements.

“Signed”	“Signed”
Larry Andrews	Norman Evans
President and Chief Executive Officer	Chief Financial Officer

February 25, 2014

Independent Auditor’s Report

To the Shareholders of

Cipher Pharmaceuticals Inc.

We have audited the accompanying financial statements of Cipher Pharmaceuticals Inc., which comprise the balance sheets as at December 31, 2013 and December 31, 2012 and the statements of operations and comprehensive income, changes in equity and cash flows for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Cipher Pharmaceuticals Inc. as at December 31, 2013 and December 31, 2012 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants, Licensed Public Accountants

PricewaterhouseCoopers LLP

PwC Centre, 354 Davis Road, Suite 600, Oakville, Ontario, Canada L6J 0C5

T: +1 905 815 6300, F: +1 905 815 6499, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Cipher Pharmaceuticals Inc.

Balance Sheets

As at December 31, 2013 and December 31, 2012

(in thousands of Canadian dollars)

	Note	December 31, 2013	December 31, 2012
		$	$

ASSETS

Current assets
Cash and cash equivalents		24,179	15,843
Accounts receivable	5,6	22,507	3,185
Inventory		311	—
Prepaid expenses and other assets		391	212
		47,388	19,240
Property and equipment, net	7	24	25
Intangible assets, net	8	1,582	2,690
Deferred tax asset	14	6,556	—
		55,550	21,955
LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	5,6,9	12,398	2,808
Current portion of deferred revenue		2,280	2,392
		14,678	5,200
Deferred revenue		2,114	4,349
		16,792	9,549
SHAREHOLDERS’ EQUITY

Share capital	10,11	10,696	50,339
Contributed surplus	11	3,095	33,227
Retained earnings (Deficit)	11	24,967	(71,160)
		38,758	12,406
		55,550	21,955

The accompanying notes are an integral part of these financial statements

Approved on behalf of the board:

“Signed”	“Signed”
Gerald McDole	Stephen R. Wiseman
Chair of the Board	Director

Cipher Pharmaceuticals Inc.

Statements of Operations and Comprehensive Income

For the years ended December 31, 2013 and 2012

(in thousands of Canadian dollars, except per share data)

	Note	December 31, 2013	December 31, 2012
		$	$

Revenues
Licensing revenue	6	26,596	8,458
Product revenue		415	—
		27,011	8,458
Expenses
Cost of product sold		142	—
Research and development		1,389	1,517
Selling, general and administrative		6,214	3,527
Amortization of intangible assets		1,108	1,025
Interest income		(253)	(155)
	12	8,600	5,914
Income before income taxes		18,411	2,544
Recovery of income taxes	14	(6,556)	—
Income and comprehensive income for the year		24,967	2,544
Basic earnings per share	15	1.02	0.10
Diluted earnings per share	15	0.97	0.10

The accompanying notes are an integral part of these financial statements

Cipher Pharmaceuticals Inc.

Statements of Changes in Equity

For the years ended December 31, 2013 and 2012

(in thousands of Canadian dollars)

				Retained	Total
		Share	Contributed	Earnings	Shareholders’
	Note	Capital	Surplus	(Deficit)	Equity
		$	$	$	$
Balance, January 1, 2013		50,339	33,227	(71,160)	12,406
Income and comprehensive income for the year		—	—	24,967	24,967
Exercise of stock options		1,335	(614)	—	721
Shares issued under the share purchase plan		182	—	—	182
Share-based compensation - stock option plan		—	482	—	482
Reduction of stated capital	11	(41,160)	(30,000)	71,160	—
Balance, December 31, 2013		10,696	3,095	24,967	38,758

Balance, January 1, 2012		50,172	33,032	(73,704)	9,500
Income and comprehensive income for the year		—	—	2,544	2,544
Exercise of stock options		8	(8)	—	—
Shares issued under the share purchase plan		159	—	—	159
Share-based compensation - stock option plan		—	203	—	203
Balance, December 31, 2012		50,339	33,227	(71,160)	12,406

The accompanying notes are an integral part of these financial statements

Cipher Pharmaceuticals Inc.

Statements of Cash Flows

For the years ended December 31, 2013 and 2012

(in thousands of Canadian dollars)

	Note	December 31, 2013	December 31, 2012
		$	$

Cash provided by (used in)

Operating activities
Income for the year		24,967	2,544
Items not affecting cash:
Depreciation of property and equipment	7	16	20
Amortization of intangible assets	8	1,108	1,025
Share-based compensation - share purchase plan	10	27	24
Share-based compensation - stock option plan		482	203
Deferred tax	14	(6,556)	—
		20,044	3,816
Changes in non-cash operating items:
Accounts receivable	6	(19,322)	(1,403)
Inventory		(311)	—
Prepaid expenses and other assets		(179)	60
Accounts payable and accrued liabilities	6	9,590	896
Deferred revenue		(2,347)	3,494
Net cash generated from operating activities		7,475	6,863
Investing activities
Purchase of property and equipment	7	(15)	(20)
Acquisition of intangible rights	8	—	(771)
Net cash used in investing activities		(15)	(791)
Financing activities
Proceeds from shares issued under the share purchase plan	10	155	135
Proceeds from exercise of stock options	10	721	—
Net cash generated from financing activities		876	135

Increase in cash and cash equivalents		8,336	6,207
Cash and cash equivalents, beginning of year		15,843	9,636
Cash and cash equivalents, end of year		24,179	15,843

The accompanying notes are an integral part of these financial statements

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

December 31, 2013

(in thousands of Canadian dollars, except per share amounts)

1            NATURE OF OPERATIONS

Cipher Pharmaceuticals Inc. (“Cipher” or “the Company”) is a specialty pharmaceutical company focused on commercializing novel formulations of successful, currently marketed drugs. The Company’s strategy is to in-license products that incorporate proven drug delivery technologies and advance them through the clinical development and regulatory approval process, after which the products are out-licensed to marketing partners or, in Canada, may be marketed by the Company itself. Cipher is incorporated under the Business Corporations Act of Ontario and is located at 5650 Tomken Boulevard, Mississauga, Ontario.

2            BASIS OF PREPARATION

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as defined in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”) Part I - International Financial Reporting Standards (“IFRS”). The policies applied in these financial statements are based on IFRS issued and outstanding as of December 31, 2013. The Board of Directors approved these financial statements on February 25, 2014.

3            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of these financial statements are described below.

Basis of measurement

The financial statements have been prepared under the historical cost convention.

Translation of foreign currencies

The financial statements are presented in Canadian dollars, which is the Company’s functional currency. Revenues and expenses denominated in foreign currencies are translated into Canadian dollars using the exchange rate in effect at the transaction date. Monetary assets and liabilities are translated using the rate in effect at the balance sheet date and non-monetary items are translated at historical exchange rates. Related exchange gains and losses are included in the determination of income for the year.

Critical accounting estimates and judgments

The Company makes estimates and assumptions concerning the future that will, by definition, seldom equal actual results. The following are the estimates and judgments applied by management that most significantly affect the Company’s financial statements. The estimates and judgments that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

(i) Estimated useful lives and valuation of intangible assets: Management estimates the useful lives of intangible assets based on the period during which the assets are expected to be available for use and also estimates their recoverability to assess if there has been an impairment. The amounts and timing of recorded expenses for amortization and impairments of intangible assets for any period are affected by these estimates. The estimates are reviewed at least annually and are updated if expectations change as a result of technical or commercial obsolescence, generic threats and legal or other limits to use. It is possible that changes in these factors may cause significant changes in the estimated useful lives of the Company’s intangible assets in the future.

(ii) Revenue recognition: Management evaluates the multiple elements and units of accounting which are included within certain licensing and distribution agreements. The recognition of revenue on up-front licensing payments and pre-commercialization amounts are over the estimated period that the Company maintains contractual obligations. The estimated periods are reviewed at least annually and are updated if expectations change as a result of licensing partner interactions, product commercial obsolescence or other factors. It is possible that these factors may cause significant changes in the Company’s recognition of revenue in the future.

(iii) Income taxes: Management uses estimates when determining current and deferred income taxes. These estimates are used to determine the recoverability of tax loss carry forward amounts, research and development expenditures and investment tax credits.

Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

At initial recognition, the Company classifies its financial instruments in the following categories depending on the purpose for which the instruments were acquired:

(i) Financial assets and liabilities at fair value through profit or loss: A financial asset or liability is classified in this category if acquired principally for the purpose of selling or repurchasing in the short term. The Company does not have any instruments classified in this category. Financial instruments in this category are recognized initially and subsequently at fair value. Transaction costs are expensed in the statement of operations. Gains and losses arising from changes in fair value are presented in the statement of operations in the period in which they arise.

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

December 31, 2013

(in thousands of Canadian dollars, except per share amounts)

(ii) Available-for-sale investments: These investments are non-derivatives that are either designated in this category or not classified in any of the other categories. The Company does not have any instruments classified in this category. Available-for-sale investments are recognized initially at fair value plus transaction costs and are subsequently carried at fair value. Gains or losses arising from changes in fair value are recognized in other comprehensive income. When an available-for-sale investment is sold or impaired, the accumulated gains or losses are moved from accumulated other comprehensive income to the statement of operations and are included in other gains and losses.

(iii) Loans and receivables: These are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Company’s loans and receivables comprise cash and cash equivalents and accounts receivable, and are included in current assets due to their short-term nature. Loans and receivables are initially recognized at the amount expected to be received less, when material, a discount to reduce the loans and receivables to fair value. Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment.

(iv) Financial liabilities at amortized cost: This category includes accounts payable and accrued liabilities. Accounts payable and accrued liabilities are initially recognized at the amount required to be paid less, when material, a discount to reduce the payables to fair value. Subsequently, accounts payable are measured at amortized cost using the effective interest method. Financial liabilities are classified as current liabilities if payment is due within twelve months. Otherwise, they are presented as non-current liabilities.

Derivative Financial Instruments and Hedging Activities

Derivatives are initially recognized at fair value on the date derivative contracts are entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. When derivatives are designated as hedges, the Company classifies them as: (i) hedges in the change in fair value of recognized assets or liabilities or firm commitments (fair value hedges) or (ii) hedges of the variability in highly probable future cash flows attributable to a recognized asset or liability or a forecast transaction (cash flow hedges).

At the inception of a hedging relationship, the Company documents the relationship between the hedging instrument and the hedged item, as well as the risk management objectives and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheets or to specific firm commitments or forecast transactions. The Company also assesses, both at the inception of the hedge and on an ongoing basis, whether the derivatives that are used are effective in offsetting changes in fair values or cash flows of hedged items. All derivatives are recorded at fair value. Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the statements of operations and comprehensive income, together with any changes in the value of the hedged asset or liability that are attributable to the hedged risk. The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and are reclassified to the statements of operations and comprehensive income in the periods when the hedged item affects the statements of operations and comprehensive income. When a fair value or cash flow hedge no longer meets the criteria for hedge accounting or when there is an ineffective portion to a hedge, a gain or loss is recognized in the statements of operations and comprehensive income.

Impairment of financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Company recognizes an impairment loss. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

Cash and cash equivalents

Cash and cash equivalents includes deposits held at call with banks and other short-term, highly liquid investments readily convertible to cash on hand and are subject to an insignificant risk of changes in value.

Accounts receivable

Accounts receivable consist of amounts due from licensing partners for royalties and product sales in the normal course of business and other amounts such as interest receivable and tax credits receivable.

Inventory

Inventory, which is comprised of finished goods, is valued at the lower of cost and net realizable value. Cost is determined using the weighted-average cost method. Net realizable value is the estimated selling price less applicable selling expenses. If the carrying value exceeds net realizable amount, a write-down is recognized. The write-down may be reversed in a subsequent period if the circumstances which caused it no longer exist.

Prepaid expenses and other assets

Prepaid expenses consist of amounts paid in advance for items that have future value to the Company, such as insurance policy payments, U.S. Food and Drug Administration fees, database subscription fees and other items paid in advance. Other assets consist of lease and utility deposits.

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

December 31, 2013

(in thousands of Canadian dollars, except per share amounts)

Property and equipment

Property and equipment are recorded at historical cost less accumulated depreciation and accumulated impairment losses. The useful lives of property and equipment are reviewed at least once per year. Depreciation is computed using the straight-line method, using the following estimated useful lives of the assets or lease terms:

Computer equipment	3 years
Furniture and fixtures	5 years
Leasehold improvements	over the term of the lease

Intangible assets

Intangible assets include product rights, that consist of marketing and other rights relating to products, and licensing rights and these are recorded at cost less accumulated amortization and accumulated impairment losses. Intangible assets have a finite life and are amortized using the straight-line method over their estimated period of useful life. Amortization commences on the earlier of the date of regulatory (generally, U.S. Food and Drug Administration) approval for marketing the related product or upon substantive revenue being generated from the product under a commercial licensing agreement. The estimated period of useful life has been determined to be 3.5 years from the date of regulatory approval for marketing the related product. Should amortization commence as a result of generating revenue, the amortization period would include the time prior to regulatory approval. The useful lives of the intangible assets are reviewed at least once per year.

Impairment of non-financial assets

Non-financial assets, which include property and equipment and intangible assets, are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized when the carrying amount of a non-financial asset exceeds the sum of the estimated present value of the expected future cash flows from the non-financial asset. The Company evaluates impairment losses for potential reversals when events or circumstances warrant such consideration.

Accounts payable and accrued liabilities

Accounts payable are obligations to pay for goods and services that have been incurred in the ordinary course of business from suppliers and are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

Deferred revenue

Deferred revenue consists of amounts received from licence partners in advance of revenue recognition. Amounts expected to be recognized within one year or less are classified as current liabilities with the balance being classified as non-current liabilities.

Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from equity.

Revenue recognition

The Company recognizes revenue from licensing and distribution agreements, which may include multiple elements. The individual elements of each agreement are divided into separate units of accounting if certain criteria are met. The applicable revenue recognition approach is then applied to each unit. Otherwise, the applicable revenue recognition criteria are applied to combined elements as a single unit of accounting.

Licensing revenue: For up-front licensing payments and pre-commercialization milestones, revenue is deferred and recognized on a straight-line basis over the estimated term that the Company provides services and when the costs of fulfilling the Company’s contractual obligations can be measured reliably. Post-commercialization milestone payments are recognized as revenue when the underlying condition is met, the milestone is not a condition of future deliverables and collectability is reasonably assured. Otherwise, these milestone payments are recognized as revenue over the remaining term of the underlying agreement or the estimated service term which the Company maintains contractual obligations. Royalty revenue is recognized in the period in which the Company earns the royalty. The gross margin on sales of finished products to license partners is recognized when the product is shipped, at which time ownership is transferred. Amounts received in advance of recognition as revenue are included in deferred revenue.

Product revenue: Product revenue is recognized upon delivery of product to the Company’s customers, at which time ownership is transferred, and is recorded net of sales discounts, returns, credits and allowances.

Research and development

The Company conducts research and development programs and incurs costs related to these activities, including employee compensation, materials, professional services and services provided by contract research organizations. Research and development costs, net of related tax credits and contractual reimbursements from development partners, are expensed in the periods in which they are incurred.

Income taxes

Income tax comprises current and deferred tax. Current tax is the expected tax payable on the taxable income for the year using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. Deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the balance sheet date and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are recognized to the extent that it is probable that the assets can be recovered. Tax on income for interim periods is accrued using the tax rate that would be applicable to expected total annual earnings.

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

December 31, 2013

(in thousands of Canadian dollars, except per share amounts)

Share-based compensation - stock option plan

The fair value of options granted to employees and directors is estimated on the date of the grants using the Black-Scholes option pricing model. Stock options vest over four years (25% per year), expire after ten years and can only be settled for shares. Each tranche in an award is considered as a separate award with its own vesting period and grant date fair value. Share-based compensation expense is recognized over the tranche’s vesting period based on the number of awards expected to vest, by increasing contributed surplus. The number of awards expected to vest is reviewed annually, with any impact being recognized immediately. Share-based compensation expense is included in selling, general and administrative expense in the statements of operations and comprehensive income and in contributed surplus in the balance sheets. The consideration received on the exercise of stock options is credited to share capital at the time of exercise.

Earnings per share

Basic earnings per share (“EPS”) is calculated using the treasury stock method, by dividing the net income for the period by the weighted average number of common shares outstanding during the period. Diluted EPS is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments.

New and amended standards adopted by the Company during the year

IFRS 13 Fair Value Measurement and Amendment to IFRS 7, Financial Instruments: Disclosures.

IFRS 13, Fair value measurement, provides a single framework for measuring fair value. The measurement of the fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk. The Company adopted IFRS 13 on January 1, 2013 on a prospective basis. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments as at January 1, 2013.

Amendment to IFRS 7, Financial instruments: disclosures, on assets and liabilities offsetting provides disclosure requirements that are intended to help investors and other financial statement users to better assess the effect or potential effect of offsetting arrangements on a company’s financial position. The Company adopted the Amendment to IFRS 7 on January 1, 2013 on a prospective basis. The adoption of the amendment to IFRS 7 did not require any measurement adjustment as at January 1, 2013.

Accounting standards and amendments issued but not yet adopted

IFRS 9, Financial Instruments, was issued in November 2009 and addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39, Financial Instruments - Recognition and Measurement, for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. Requirements for financial liabilities were added to IFRS 9 in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments - Recognition and Measurement, except that fair value changes due to credit for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income. The IASB issued amendments to IFRS 9, Financial Instruments, on December 31, 2011 that defer the mandatory effective date from January 1, 2013 to January 1, 2015. The amendments also provide relief from the requirement to restate comparative financial statements for the effect of applying IFRS 9. Additional transition disclosures will be required to help investors understand the effect that the initial application of IFRS 9 has on the classification and measurement of financial instruments. The Company has not yet assessed the impact this standard will have on the financial statements.

Amendments to IAS 32, Financial Statements - Presentation, clarify the criteria that should be considered in determining whether an entity has a legally enforceable right of set-off in respect of its financial statements. Amendments to IAS 32 are applicable to annual periods periods beginning on or after January 1, 2014, with retrospective application required. The Company has not yet assessed the impact this standard will have on the financial statements.

4            RISK MANAGEMENT

Financial risk management

In the normal course of business, the Company is exposed to a number of financial risks that can affect its operating performance. These risks are: credit risk, liquidity risk and market risk. The Company’s overall risk management program and business practices seek to minimize any potential adverse affects on the Company’s financial performance.

(i) Credit risk

Cash - the Company’s cash and cash equivalents balance is on deposit with a Canadian chartered bank that has a DBRS rating of “AA” for deposits and senior debt.

Accounts receivable - the Company licenses its products to distribution partners in major markets. The credit risk associated with the accounts receivable pursuant to these agreements is evaluated during initial negotiations and on an ongoing basis. The accounts receivable balance at December 31, 2013 is concentrated between two distribution partners. Both have been partners of the Company for over four years with no defaults in the past. As of December 31, 2013, no accounts receivable were impaired or past due. The Company’s three largest customers comprise 80%, 13% and 7% of licensing revenue (respectively 31%, 55% and 14% in 2012).

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

December 31, 2013

(in thousands of Canadian dollars, except per share amounts)

(ii) Liquidity risk

The Company has no long term debt. Accounts payable and accrued liabilities are settled in the regular course of business based on negotiated terms with trade suppliers. All components of the balance of $12,398 as at December 31, 2013 are expected to be settled in less than one year. The carrying value approximates fair value as the impact of discounting is not significant. Management forecasts cash flows in order to monitor liquidity requirements and ensure that the Company has sufficient cash to meet operational needs.

(iii) Market risk

Currency risk - the majority of the Company’s revenue and a portion of its expenses are denominated in US currency. The accounts receivable balance at December 31, 2013 includes a total of US$20,717 and accounts payable and accrued liabilities includes a total of US$8,210. A change of 10 basis points in the US/CDN exchange rate on December 31, 2013 balance would have had a $125 impact on net income.

Capital risk management

Shareholders’ equity is managed as the capital of the Company. The Company’s objective when managing capital is to safeguard its ability to continue as a going concern in order to provide returns for shareholders and to maintain an optimal capital structure to minimize the cost of capital. In order to maintain or adjust the capital structure, the Company may issue new common shares from time to time.

5            FINANCIAL INSTRUMENTS

Under certain agreements, the Company has the right to set-off financial assets with financial liabilities with respect to advances, rebates and licensing payments. At December 31, 2013, the Company had gross financial assets of $957 and gross financial liabilities of $9,458 related to the same counterparty. The net amount of $8,501 owing to the counterparty has been recorded in accounts payable and accrued liabilities at December 31, 2013 (gross financial assets of $258 and gross financial liabilities of $1,469 for a net amount of $1,211 owing at December 31, 2012).

6            LICENSING REVENUE

In December 2013, as a result of the cumulative sales performance of Absorica, the Company achieved a $10,636 milestone under the distribution and supply agreement with its marketing partner. The Company has recorded $5,318 in licensing revenue to reflect its share of the milestone and $10,636 is recorded in accounts receivable with $5,318 recorded in accounts payable and accrued liabilities, reflecting the share of the payment owed to Galephar Pharmaceutical Research Inc. (“Galephar”). The $10,636 was received subsequent to year end.

7            PROPERTY AND EQUIPMENT

	December 31, 2013		December 31, 2012
	Cost	Accumulated Depreciation	Cost	Accumulated Depreciation
Computer equipment	$124	$100	$109	$84
Furniture and fixtures	129	129	129	129
Leasehold improvements	67	67	67	67
	320	$296	305	$280
Accumulated depreciation	(296)		(280)
	$24		$25

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

December 31, 2013

(in thousands of Canadian dollars, except per share amounts)

8            INTANGIBLE ASSETS

The Company has entered into agreements with Galephar for the rights to package, test, obtain regulatory approvals and market certain products in various countries. In accordance with the terms of the agreements, the Company has acquired certain product rights. The recoverability of these product rights is dependant upon sufficient revenues being generated from the related products. The Company is currently amortizing the product rights related to CIP-ISOTRETINOIN and CIP-TRAMADOL ER. In accordance with these agreements, after certain prescribed thresholds are achieved, the Company pays Galephar a 50% share of all amounts received, after deducting product-related expenses under licensing and distribution agreements.

In 2012, the Company paid an upfront fee of $100 to acquire the exclusive license and distribution rights in Canada to market the Betesil Patch. As at December 31, 2013, certain milestones remain outstanding, including Health Canada approval and accordingly, amortization of these licensing rights has not yet begun.

	Product Rights	Licensing Rights	Total

As at January 1, 2012
Cost	$6,365	$—	$6,365
Accumulated amortization	(3,421)	—	(3,421)
Net book value	$2,944	$—	$2,944

For the year ended December 31, 2012
Opening net book value	$2,944	$—	$2,944
Additions	671	100	771
Amortization	(1,025)	—	(1,025)
Net book value	$2,590	$100	$2,690

As at December 31, 2012
Cost	$7,036	$100	$7,136
Accumulated amortization	(4,446)	—	(4,446)
Net book value	$2,590	$100	$2,690

For the period ended December 31, 2013
Opening net book value	$2,590	$100	$2,690
Amortization	(1,108)	—	(1,108)
Net book value	$1,482	$100	$1,582

As at December 31, 2013
Cost	$7,036	$100	$7,136
Accumulated amortization	(5,554)	—	(5,554)
Net book value	$1,482	$100	$1,582

The Company has considered indicators of impairment as of December 31, 2012 and December 31, 2013 and no indicators were identified.

9            ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at	As at
	Dec 31, 2013	Dec 31, 2012

Trade accounts payable	$11,627	$1,965
Accrued liabilities	771	843
	$12,398	$2,808

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

December 31, 2013

(in thousands of Canadian dollars, except per share amounts)

10     SHARE CAPITAL

Authorized share capital

The authorized share capital consists of an unlimited number of preference shares, issuable in series, and an unlimited number of voting common shares, with no par value.

Issued share capital

The following is a summary of the changes in share capital from January 1, 2012 to December 31, 2013:

	Number of common shares	Amount
	(in thousands)	$
Balance outstanding - January 1, 2012	24,316	50,172
Options exercised in 2012	5	8
Shares issued in 2012 under the share purchase plan	114	159
Balance outstanding - December 31, 2012	24,435	50,339
Options exercised in 2013	503	1,335
Shares issued in 2013 under the share purchase plan	38	182
Reduction of stated capital (note 11)	—	(41,160)
Balance outstanding - December 31, 2013	24,976	10,696

Share purchase plan

The Company has implemented an Employee and Director Share Purchase Plan (“ESPP”) to allow employees and directors to share in the growth of the Company through share ownership. Through the ESPP, employees and directors may contribute amounts from payroll to purchase shares of the Company at a 15% discount from the prevailing trading price. Plan members must hold their shares for a period of at least six months before they can be sold. The shares issued under the ESPP are new shares issued from treasury and the maximum number of shares that can be issued under the ESPP is one million. During 2013, 38,510 shares were issued (113,599 in 2012) under the ESPP for proceeds of $155 ($135 in 2012). Included in share-based compensation expense is $27 ($24 in 2012) which is the discount on the shares issued under the ESPP during the year. As at December 31, 2013, 716,474 common shares reserved for ESPP purchases remain available.

Stock option plan

The following is a summary of the changes in the stock options outstanding from January 1, 2012 to December 31, 2013:

	Number of options	Weighted average exercise price
	(in thousands)	$
Balance outstanding - January 1, 2012	1,755	2.24
Granted in 2012	200	1.18
Exercised in 2012	(11)	0.87
Cancelled in 2012	(8)	1.18
Expired in 2012	(150)	1.48
Balance outstanding - December 31, 2012	1,786	2.20
Granted in 2013	342	3.36
Exercised in 2013	(504)	1.43
Cancelled in 2013	(5)	1.87
Balance outstanding - December 31, 2013	1,619	2.68

At December 31, 2013, 995,618 options were fully vested and exercisable (1,299,966 at December 31, 2012).

During 2013, the Company granted 342,000 stock options under the stock option plan, with exercise prices of $2.88 and $7.00, 25% of which vest on either March 5 or August 6 of each year for the next four years, commencing in 2014, and expire in 2023. Total compensation cost for these stock options is estimated to be $972, which will be recognized on a graded basis over the vesting period of the stock options.

The stock options were valued using the Black-Scholes option pricing model, at $2.43 and $5.92 per option, with the following assumptions. Expected volatility is based on the Company’s historical volatility, while estimated forfeitures are not considered significant.

Risk-free interest rate	1.80%, 2.50%
Expected life	10 years
Expected volatility	86.8%, 85.7%
Expected dividend	Nil

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

December 31, 2013

(in thousands of Canadian dollars, except per share amounts)

During 2013, 503,900 stock options were exercised in exchange for 502,857 common shares. The Company’s stock option plan provides that an option holder may elect to receive an amount of shares equivalent to the growth value of vested options, which is the difference between the market price and the exercise price of the options. The total cash consideration received by the Company for stock option exercises in 2013 was $721 (nil in 2012).

The following is a summary of the outstanding options as at December 31, 2013:

	Exercise price	Number of options (in thousands)
Expiry date	$	Vested	Unvested	Total
March 23, 2016	4.12	160	—	160
June 28, 2016	4.00	180	—	180
September 13, 2016	2.90	69	—	69
March 9, 2017	3.90	215	—	215
February 28, 2018	1.05	120	—	120
February 20, 2019	0.61	12	—	12
November 6, 2019	0.55	20	—	20
February 19, 2020	1.60	78	45	123
March 11, 2021	1.16	92	92	184
January 10, 2022	0.89	3	9	12
February 24, 2022	1.20	47	138	185
March 5, 2023	2.88	—	299	299
August 6, 2023	7.00	—	40	40
		996	623	1,619

11     REDUCTION OF STATED CAPITAL

On May 3, 2013, by way of a special resolution of the shareholders of the Company, the legal stated capital in the common shares of the Company was reduced by $71,160 which represented the deficit of the Company as at December 31, 2012. The Company has reclassified the shareholders’ equity portion of the balance sheet with a reduction in deficit by $71,160 and a corresponding reduction of contributed surplus by $30,000 and share capital by $41,160.

12     EXPENSES BY NATURE

	Year Ended	Year Ended
	Dec 31, 2013	Dec 31, 2012

Employees salaries and other short term benefits	$2,561	$2,424
Directors fees	275	276
Share-based compensation	509	227
Depreciation of property and equipment	16	20
Amortization of intangible assets	1,108	1,025
Professional and consulting fees	2,375	775
Contract sales	530	—
Contract research	64	71
Regulatory fees	—	155
Facility rent	73	76
Cost of inventory expensed	142	—
Other expenses, net of interest income	947	865
	$8,600	$5,914

13     COMPENSATION OF KEY MANAGEMENT

Key management includes directors and executives of the Company. The compensation paid or payable to key management for services is shown below:

	Year Ended	Year Ended
	Dec 31, 2013	Dec 31, 2012
Salaries and short-term employee benefits, including bonuses	$1,395	$1,278
Directors fees	275	276
Share-based compensation	459	204
	$2,129	$1,758

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

December 31, 2013

(in thousands of Canadian dollars, except per share amounts)

14     INCOME TAXES

The components of the income tax recovery are as follows:

	Year Ended	Year Ended
	Dec 31, 2013	Dec 31, 2012

Deferred income tax recovery	$(6,556)	$—

The income tax expense (recovery) differs from the amount computed by applying the statutory income tax rate to the income for the year.

The sources and tax effects of the differences are as follows:

	Year Ended	Year Ended
	Dec 31, 2013	Dec 31, 2012

Statutory income tax rate of 26.5% applied to income for the year (2012 - 26.5%)	$4,879	$674
Permanent differences	158	96
Change in enacted income tax rates and other items	36	(1,176)
Change in deferred tax assets not recognized	(11,629)	406
Recovery of income taxes	$(6,556)	$—

At each balance sheet date, the Company assesses whether the realization of future tax benefits is sufficiently probable to recognize a deferred tax asset. This assessment requires the exercise of judgement, which includes a review of projected taxable income. The Company has recognized a deferred tax asset on the balance sheet of $6,556, arising from accumulated losses carried forward from previous years, and a corresponding deferred tax recovery on the statements of operations and comprehensive income.

Deferred income tax assets of the Company are comprised of the following:

	As at	As at
	Dec 31, 2013	Dec 31, 2012

Non-capital losses	$6,556	$—
	$6,556	$—

The movement in the deferred income tax asset is as follows:

	Year Ended	Year Ended
	Dec 31, 2013	Dec 31, 2012

As at January 1	$—	$—
Credited to the statement of operations and comprehensive income	6,556	—
As at December 31	$6,556	$—

The significant components of unrecognized deferred tax assets are summarized as follows:

	As at	As at
	Dec 31, 2013	Dec 31, 2012

Non-capital losses	$1,607	$12,031
SR&ED expenditure pool	4,671	4,671
Benefit of investment tax credits	2,612	2,749
Excess of tax value of intangible assets over book value	1,504	1,977
Capital losses	305	281
Provincial tax credits	221	326
Excess of tax value of property and equipment over book value	38	26
Deferred revenue	982	1,508
	$11,940	$23,569

The Company has non-capital loss carry forwards of $30,804 as at December 31, 2013 with $5,206 expiring in 2015 and the balance expiring between 2026 and 2031.

The Company has Scientific Research and Experimental Development (“SR&ED”) expenditures of $17,628 which can be carried forward indefinitely to reduce future years’ taxable income.

The Company has $3,554 of investment tax credits on SR&ED expenditures that are available to be applied against federal taxes otherwise payable in future years and expire in varying amounts from 2022 to 2031.

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

December 31, 2013

(in thousands of Canadian dollars, except per share amounts)

15     EARNINGS PER SHARE

Earnings per share is calculated using the weighted average number of shares outstanding. The weighted average number of shares outstanding for the year ended December 31, 2013 was 24,558,716 (for the year ended December 31, 2012 - 24,382,556).

Diluted earnings per share is calculated using the weighted average number of shares outstanding taking into consideration the weighted average impact of dilutive securities, such as stock options. The dilutive weighted average for the year ended December 31, 2013 was 25,678,420 (for the year ended December 31, 2012 - 24,674,334).

16     COMMITMENTS

The Company has entered into an operating lease for its office facilities with the following minimum annual payments:

2014: $73

2015: $30

17 SEGMENTED INFORMATION

The Company’s operations are categorized into one industry segment, being specialty pharmaceuticals. All of the Company’s assets, including capital and intangible assets, are in Canada. All product revenue is derived from Canada, while virtually all licensing revenue is derived from the United States.

Notes:

CORPORATE

DIRECTORY

DIRECTORS AND OFFICERS

Larry Andrews	Stefan Aigner, M.D., CFA	Stephen R. Wiseman, C.A.
President and Chief Executive Officer	Director	Director

Norman Evans, C.A.	William Claypool, M.D.	Thomas Wellner
Chief Financial Officer	Director	Director

Gerald McDole	John Mull, M.D., F.R.C.P. (C)
Chair of the Board	Director

SENIOR MANAGEMENT

Larry Andrews
President and Chief Executive Officer

Norman Evans, C.A.
Chief Financial Officer

Jason A. Gross, Pharm.D.
Vice President, Scientific Affairs

Joan Chypyha
Vice President, Marketing and Sales

SHAREHOLDER INFORMATION

Stock Exchange Listing
The Company's common shares are listed on the Toronto Stock Exchange under the symbol "DND".

Shareholder Inquiries
Inquiries regarding change of address, transfer requirements or lost certificates should be directed to the Company's transfer agent.

Transfer Agent
Computershare Investor Services Inc.
100 University Ave., 9th floor, North Tower
Toronto, Ontario M5J 2Y1
T: 1-800-564-6253
www.computershare.com/service

Legal Counsel
Goodmans LLP

Auditors
PricewaterhouseCoopers LLP

INVESTOR RELATIONS

Norman Evans
Chief Financial Officer
T: 905-602-5840 ext. 323
F: 905-602-0628
nevans@cipherpharma.com

Craig Armitage
TMX Equicom
T: 416-815-0700 ext. 278
F: 416-815-0080
carmitage@tmxequicom.com

Design and production
by TMX Equicom.

cipher
PHARMACEUTICALS INC

5650 Tomken Road, Unit 16
Mississauga, ON L4W 4P1

T: 905-602-5840
F: 905-602-0628

www.cipherpharma.com